EXHIBIT 12.1

Pinnacle Entertainment, Inc.	($ in thousands)

Ratio of Earnings to Fixed Charges

	Year Ended December 31,						Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2003	2003	2004
Earnings:
Pre-tax income (loss)	$21,611	$84,973	$131,888	$(50,555)	$(19,071)	$(34,636)	$(19,942)	$30,280
Add fixed charges	26,751	69,531	63,903	53,467	53,792	59,736	44,021	45,085
Less capitalized interest	(2,142)	(1,359)	(8,148)	(481)	(788)	(1,513)	(864)	(3,067)

Total Earnings	$46,220	$153,145	$187,643	$2,431	$33,933	$23,587	$23,215	$72,297

Fixed Charges:
Interest expense - inclusive of the amortization of debt issuance costs	$22,518	$64,573	$52,620	$49,853	$49,688	$54,881	$40,753	$39,858
Capitalized interest	2,142	1,359	8,148	481	788	1,513	864	3,067
Estimated interest portion in rent expense	2,091	3,599	3,135	3,133	3,316	3,342	2,404	2,159

Total Fixed Charges	$26,751	$69,531	$63,903	$53,467	$53,792	$59,736	$44,021	$45,085

Ratio of earnings to fixed charges (1)	1.73x	2.20x	2.94x	0.05x	0.63x	0.39x	0.53x	1.60x

				$51,036	$19,859	$36,149	$20,806

(1)	In computing the ratio of earnings to fixed charges: (1) earnings were calculated from income from continuing operations, before income taxes, and fixed charges, and excluding capitalized interest; and (2) fixed charges were computed from interest expense, amortization of debt issuance costs, capitalized interest, and the estimated interest included in rental expense. Earnings were insufficient to cover fixed charges by $51.0 million for the year ended December 31, 2001, $19.9 million for the year ended 2002, $36.1 million for the year ended 2003, and $20.8 million for the nine months ended September 30, 2003.